                      INDEMNIFICATION AND ESCROW AGREEMENT

     This Agreement is made and entered into this _____ day of _________________, 1996, by and among JONES MEDICAL INDUSTRIES, INC., a Delaware corporation ("JMED"), Dale Eads and Perry Cole, individually and as Principal Holders of the capital stock of Abana Pharmaceuticals, Inc. ("Abana"), a Delaware corporation, and Mark Twain Bank, a Missouri banking association, as escrow agent (the "Escrow Agent").

                              W I T N E S S E T H:

     WHEREAS, pursuant to the Plan of Reorganization and Agreement, dated as of October 24, 1996 (the "Reorganization Agreement"), by and among JMED, Abana, and the Principal Holders, Abana is to be merged (the "Merger") with and into Abana Acquisition Corporation ("AAC," a wholly-owned subsidiary of JMED); and

     WHEREAS, the Reorganization Agreement provides that the obligations of JMED to the transactions contemplated thereby are subject to the execution and delivery as of the Closing Date (as defined in the Reorganization Agreement) of this Agreement providing (i) for indemnification of JMED (and of AAC as the surviving corporation in the Merger) by the Principal Holders in respect of certain matters and (ii) for the delivery of certain shares of the Common Stock of JMED into Escrow to secure such indemnification and provide for pro-rata participation by the Principal Holders in accordance with their respective deposits of such shares; and

     WHEREAS, the Escrow Agent is willing to act as escrow agent hereunder;

     NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                         ARTICLE ONE:  INDEMNIFICATION

     Section 1.1 Indemnification

     1.1.1 Each Principal Holder jointly and severally agrees to indemnify and hold JMED harmless from and against any loss, claim, damage, liability or expense (hereinafter, collectively "Claims") suffered by JMED, or by AAC as the Surviving Corporation under the transactions contemplated by the Reorganization Agreement, including reasonable attorneys' fees and expenses incurred by JMED or AAC in the defense of such claims, and arising from:

        (i) any failure of Abana to observe, perform and discharge its covenants, agreements and undertakings set forth in the Reorganization Agreement, including without limitation, those set forth in Sections 3.4 and 3.5 of the Reorganization Agreement;

       (ii) any breach, failure, omission or untruth of the representations and warranties of Abana and the Principal Holders with respect to the representations and warranties set forth in
            Article VII of the Reorganization Agreement; and

      (iii) the amounts, if any, (A) of any claims to entitlement to business, financial advisory fees or other brokerage fees or commissions arising in connection with the transactions contemplated by the Reorganization Agreement on behalf of Abana or any Principal Holder or (B) by which expenses incurred by or on behalf of Abana for consulting, legal and accounting fees and cost reimbursements in connection with the Reorganization Agreement and the transactions contemplated thereby exceed $75,000, or (C) by which bonuses paid or payable by Abana to the Principal Holders or to any other employee exceed the bonus amounts disclosed on
            Schedule 3.4 to the Reorganization Agreement;

provided, however, that such indemnification shall be limited as hereinafter provided.

     1.1.2 JMED and each Principal Holder further agree that except as otherwise agreed in writing between JMED and Abana at or prior to the Closing Date, any waiver given by JMED to any breach or failure of any covenant or representation which is a condition to JMED's obligations to the transactions contemplated by the Reorganization Agreement shall not prevent JMED from asserting a Claim if such breach or failure is otherwise entitled to indemnification under the provisions of this Agreement; however, in the event of a Claim based upon any such breach or failure disclosed in writing to JMED at or prior to the Closing Date, then in the event that JMED elects to proceed with Closing, the indemnification to JMED provided for herein shall be limited to sixty percent (60%) of the aggregate loss, claim, damage or expense resulting from such breach or failure.

     Section 1.2 Limitation as to Maximum Amount of Claim.

     The indemnification pursuant to Section 1.1 shall be provided solely from the assets deposited into and held as the Escrow Fund pursuant to Article Two of this Agreement and except for the pro-rata beneficial interest of each Principal Holder in the assets comprising the Escrow Fund, no Principal Holder shall be directly liable to JMED or AAC as a result of the indemnification provided herein.

     Section 1.3 Limitation as to Minimum Amounts of Certain Claims.

     JMED agrees with each Principal Holder that it shall not be entitled to indemnification in respect of Claims unless the amount of any Claim or Claims asserted equals or exceeds the following threshold amounts:

        (i) as to Claims arising under clause (i) or clause (iii) of Section
            1.1 above and with respect to Claims, if any, from a breach, failure, omission or misrepresentation of or in the representations contained in paragraph 7.6 of the Reorganization Agreement, no minimum or threshold shall be required and JMED shall be entitled to assert, establish and collect with respect to all such Claims; and

       (ii) as to Claims arising under clause (ii) of Section 1.1 above other than with respect to Claims arising pursuant to paragraph 7.6 of the Reorganization Agreement, no indemnification shall be required until the aggregate of all Claims equals $50,000 but if such aggregate is reached, JMED shall be entitled to indemnification in respect of all such Claims.

In determining whether the $50,000 threshold established in clause (ii) above is reached, there shall be excluded Claims under clause (i) above as to which no threshold applies.

     Section 1.4 Limitation in Respect of Time to assert Certain Claims.

     1.4.1 Except with respect to Claims arising under paragraph 7.5 of the Reorganization Agreement, JMED shall not assert Claims for indemnification hereunder after March 31, 1998. JMED may assert Claims arising under paragraph
7.5 of the Reorganization Agreement until the earlier of (i) thirty (30) days following the completion of any and all audits of the federal and state tax returns of Abana for periods ending on or prior to the Closing Date or (ii) September 15, 1999. Notwithstanding the foregoing, JMED acknowledges that (i) the preparation, filing and final payment with respect to federal and state income tax returns of Abana for periods subsequent to December 31, 1995 (collectively, the "Final Returns") will be the responsibility of AAC as the Surviving Corporation and, therefore, subject to control by JMED and (ii) that JMED's entitlement to assert any Claim for taxes due in such Final Returns shall be limited to the amount, if any by which payments or accruals in respect of such taxes, as reflected on the Abana Interim Statements, are less than the amount of such payments or accruals which should have been made or reflected as of September 30, 1996.

     1.4.2 JMED agrees that it will not, without the written consent of the Principal Holders, consent or agree or permit AAC to consent or agree to any extension or waiver of the statute of limitations with respect to the federal income tax returns of Abana.

     Section 1.5 Notice of All Claims to the Principal Holders.

     In addition to notices to the Escrow Agent and to the Principal Holders in respect of Claims by JMED for indemnification from the Escrow Fund as hereinafter provided, JMED shall give notice to the Principal Holders in respect of Claims as to which it is not currently entitled to indemnification as a result of the thresholds applicable under Section 1.3 above. The amount of such Claims shall be recorded and applied against the applicable threshold unless either Principal Holder objects in writing to such Claims within thirty
(30) days, in which event the Claims will be resolved as set forth in Section
2.2 hereof.


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
     Section 1.6 Third-Party Claims; Participation in Defense.

     In the case of any Claim which arises as the result of an assertion of a claim against JMED or AAC by a third party, including without limitation any government or regulatory body, JMED agrees that the Principal Holders may, at their expense (subject to reimbursement as provided in Article Two below), participate in the defense of such third party claim, provided, however, that unless JMED shall otherwise consent in writing JMED shall have the sole right to defend, settle or compromise as to any such third party claim which (a) affects either the reputation or future operations of JMED or AAC or (b) has an aggregate value exceeding the then value of the Escrow Fund in excess of any pending asserted Claims. Notwithstanding the right of the Principal Holders to participate in the defense of certain third party claims, the right to settle or compromise such claims shall rest solely with the party or parties of record against whom such claim is asserted by the third party; provided, however, that
(i) no Claim for indemnification hereunder shall exist with respect to the amount, if any, by which the ultimate cost of such claim (including the defense thereof) exceeds the sum of the amount of any settlement or compromise thereof rejected by JMED but accepted by both Principal Holders and by the third party claimant(s) plus the cost of defense in respect thereof as of the date of such consent and (ii) in the event that JMED or AAC shall elect to settle or compromise such third party claim over the objection of the Principal Holders, JMED shall have the burden in any Claim asserted by it hereunder against the Principal Holders in establishing that the amount of such settlement was fair and reasonable in the circumstances.

     Section 1.7 JMED Claim to Include Certain Costs and to Reflect Certain Recoveries.

     1.7.1 Subject only to the limitation in Section 1.2 above, the amount of any indemnification to which JMED is otherwise entitled under this Agreement shall include, without limitation, its reasonable costs and expenses in enforcing its rights under this Agreement but only to the extent that it is entitled to an award or payment in respect of the matter as to which its Claim relates.

     1.7.2 The amount of any loss, claim, damage or liability included by JMED in any Claim for indemnification hereunder shall be computed net of any net benefit or recovery (other than the benefit or recovery due from the Principal Holders hereunder) received or receivable by JMED. Accordingly and without limiting the generality of the foregoing, (i) any claim arising from the assertion of additional tax liabilities due from Abana shall be offset to the extent of any current or future tax deduction or benefit due JMED, adjusted to reflect, if appropriate, the loss of use of funds pending the realization of any such future benefit and (ii) any claim or loss which is partially or wholly offset by insurance recovery shall be reduced by such recover, net of any increase in future insurance costs arising directly therefrom.


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


                            ARTICLE TWO:  THE ESCROW

     Section 2.1. Establishment of Escrow Fund.

     Simultaneously with the execution of this Agreement, JMED and the Principal Holders are delivering to the Escrow Agent stock certificates evidencing 60,000 shares of the Common Stock, par value $0.04 per share of JMED (the "Jones Stock"), to be registered in the name of Escrow Agent. The Jones Stock is delivered equally on behalf of the Principal Holders and each Principal Holder shall have a pro-rata interest in the assets comprising the Escrow Fund in accordance with such Principal Holder's percentage of the aggregate shares of the Jones Stock initially deposited to constitute the Escrow Fund, as the same may be modified due to any "non-pro rata" distributions to the Principal Holders in accordance with the provisions of this Agreement. The Escrow Agent hereby acknowledges receipt of the certificate evidencing the Jones Stock.

     Section 2.2. Claims Against the Escrow Fund.

     2.2.1 Purpose of Escrow. The Escrow Fund shall secure the obligations of the Principal Holders pursuant to Article One of this Agreement subject to the release or distribution of the shares constituting the Escrow Fund as provided in this Agreement.

     2.2.2 Notices. If at any time on or before the expiration of the Escrow Fund as hereinafter provided, JMED shall claim a right to payment pursuant to Article One of this Agreement, JMED shall notify the Escrow Agent and the Principal Holders in writing. Such notice shall specify the basis of such Claim. If such Claim is liquidated in amount, the notice shall so state, and such amount shall be deemed the amount of the Claim of JMED against the Escrow Fund. If the amount is not liquidated, then (i) the notice shall so state and shall state JMED's good faith estimate of the amount of such Claim, and a claim shall be deemed asserted against the Escrow Fund on behalf of JMED, but no payment shall be made on account thereof until the amount of such Claim is liquidated and (ii) promptly after the amount of such unliquidated Claim shall have become liquidated, JMED shall notify the Escrow Agent and the Principal Holders in writing of the liquidated amount of such Claim, and such amount shall be deemed the amount of the claim of JMED against the Escrow Fund. Any notice of a Claim pursuant to this Section 2.2.2 that states the liquidated amount of such Claim of JMED against the Escrow Fund shall be referred to herein as a "Liquidated Claim Notice."

     2.2.3 Consent to Validity of Claim. If neither Principal Holder, within thirty (30) days after the mailing of a Liquidated Claim Notice, advises the Escrow Agent in writing that he disputes JMED's rights asserted in such notice, then the Escrow Agent shall pay to JMED, in accordance with the provisions of
Section 2.3 of Article Two hereof, the amount of JMED's Claim stated in such notice. Such payment shall be made promptly after the end of the thirty-day period mentioned above.

     2.2.4 Dispute. If either or both of the Principal Holders shall, within the thirty-day period referred to in Section 2.2.3 hereof, notify the Escrow Agent in writing that he or they, as the case may be, dispute JMED's rights asserted in any Liquidated Claim Notice, then said Principal Holder(s) shall give written notice to JMED of such dispute. As promptly thereafter as possible, JMED and the


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

Principal Holder(s) shall endeavor to settle and compromise the subject Claim, or may agree to submit the same to arbitration, and, if unable to agree on any settlement or compromise or on submission to arbitration, such Claim shall be settled by litigation or by any other means chosen by the parties jointly or individually. Upon final determination of the merits of such Claim, JMED and the Principal Holder(s) shall notify the Escrow Agent (either by means of a written instrument executed by JMED and the Principal Holder(s), a certified copy of the arbitration decision, or a certified copy of any court judgment) of the terms of such determination. Upon receipt of such document (the "Settlement Document"), the Escrow Agent shall thereupon pay the amount (if any) indicated in such Settlement Document to JMED in accordance with the provisions of Section 2.3 of Article Two hereof. Nothing set forth in this Agreement shall prevent a Principal Holder (without the consent of any other Principal Holder) from settling all or part of a Claim with respect to his pro rata share of the Escrow Fund.

     2.2.5 No Payment on Claims Unless Threshold Met. Anything to the contrary in this Agreement notwithstanding, no payment in respect of a Claim shall be made unless such Claim meets or exceeds the applicable minimum set forth in
Section 1.3 above.

     Section 2.3. Payments by Escrow Agent.

     2.3.1 Transfer of Cash to JMED. If the Escrow Agent is required to make any payment to JMED pursuant to this Agreement, then to the extent any cash is available in the Escrow Fund, any and all payments made to JMED shall first be made from said cash in the Escrow Fund. If the cash available in the Escrow Fund shall be insufficient to make such payment in full, then Escrow Shares or other property shall be transferred to JMED as set forth in Section 2.3.2.

     2.3.2 Transfer of Escrow Shares or Other Property to JMED. If there is insufficient cash in the Escrow Fund to satisfy any payments to JMED required by Sections 2.2.3 or 2.2.4 hereof, then the Escrow Agent shall make such payment, or any unpaid balance thereof, by transferring to JMED a portion of the shares or other securities or property in the Escrow Fund, or any combination thereof, having a value (determined in accordance with Section
2.3.3 hereof) equal to the dollar amount of such required payment or unpaid balance thereof.

     2.3.3 Valuation of Escrow Shares or Other Property. For purposes of any transfer pursuant to Section 2.3.2, the value of such shares of the Jones
Stock held in the Escrow Fund shall be an amount equal to the average closing price per share for the JMED Common Stock as reported by the Nasdaq National Market quotation system for the ten trading days preceding the date of the
Escrow Agent's payment to JMED.   In the event of any exchange listing for JMED
Common Stock, such exchange closing price shall replace the Nasdaq National Market quotation system.

     2.3.4 No Fractional Shares. The number of the shares of the Jones Stock to be transferred pursuant to Section 2.3 at any time shall not include a fractional share; JMED may, at its sole option, elect either to waive such fractional share interest or to purchase the balance of such fractional share interest based on the value of the JMED Common Stock used in Section 2.3.3 above.


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

     Section 2.4. Rights as to Escrow Shares During Term of This Agreement.

     2.4.1 Voting. The Escrow Agent shall exercise all rights and privileges of election, voting and consent with respect to the shares of Jones Stock and other securities in the Escrow Fund in accordance with the written instruments, if any, received by the Escrow Agent from the respective Principal Holders.

     2.4.2 Dividends. Any cash dividends paid with respect to the shares the Jones Stock, and any cash dividends or interest paid with respect to other securities in the Escrow Fund, shall be paid to the Escrow Agent. The Escrow Agent shall promptly pay the amount of any such dividends or interest to the Principal Holders in accordance with their pro-rata interests in the Escrow Fund as of the date such income is received.

     2.4.3 Other Distributions. All other securities or property distributed from time to time with respect to the assets comprising the Escrow Fund, including without limitation, any JMED securities issued as a result of any stock dividend, stock split, consolidation of shares, reclassification, or other reorganization, any noncash dividends, and any distributions (either cash or noncash) in complete or partial liquidation of JMED, shall be deemed to be a part of the Escrow Fund and shall be held by the Escrow Agent pursuant to the provisions of this Agreement.

     Section 2.5. Distributions from Escrow Fund

     2.5.1. First Distribution to Principal Holders. On March 31, 1998, there shall be released from escrow such portion of the assets then comprising the Escrow Fund as shall exceed (i) 10,000 shares of Jones Stock plus (ii) such additional assets as are necessary to satisfy in full any pending asserted Claims, whether or not then liquidated in amount, as to which JMED or AAC may be entitled to indemnification under the provisions of Article One of this Agreement. In the event that the time for asserting Claims arising under paragraph 7.5 of the Reorganization Agreement shall have expired as of March 31, 1998, the retention of shares of pursuant to clause (i) of this Section
2.5.1 shall not be required. In the event of any stock dividends or stock splits applicable to the Jones Stock subsequent to the date of this Agreement, the 10,000 share figure used herein shall be adjusted to include the additional shares of Jones Stock arising from such stock dividends or stock splits.

     2.5.2 Final Distribution to Principal Holders. Unless all assets comprising the Escrow Fund shall have been distributed in accordance with
Section 2.5.1 above, the remaining assets comprising the Escrow Fund shall, unless JMED shall consent to an earlier distribution in whole or in part, be distributed and released from escrow at the later of (i) the date upon which all pending Claims by JMED or AAC for indemnification have been resolved or
(ii) the earlier of (a) thirty (30) days following the completion of any and all audits of the federal and state tax returns of Abana for periods ending on or prior to the Closing Date or (b) September 15, 1999.

     2.5.3 Method of Distribution. In connection with any distribution to the Principal Holders pursuant to this Section 2.5, distribution shall be made first to the Escrow Agent in reimbursement of any expenses incurred by it in connection with its duties hereunder or in defense of Claims by



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

JMED or third party claims and then pro rata to the Principal Holders in accordance with their respective beneficial interests in the assets comprising the Escrow Fund.

     Section 2.6. Termination of Escrow Fund.

     The Escrow established hereby shall terminate at the time all distributions required under Section 2.5 above have been completed.

     Section 2.7. Escrow Agent.

     2.7.1 Duties. In performing any of its duties hereunder, the Escrow Agent shall not incur any liability to anyone for any damages, losses or expenses, except for bad faith, willful default or breach of trust, and accordingly, the Escrow Agent shall not incur any such liability with respect to any action taken or omitted (a) in good faith upon advice of its counsel given with respect to any action taken or omitted (b) in good faith upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement, or (c) in reliance upon any instrument not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of this Agreement.

     2.7.2 Indemnity. JMED and the Principal Holders hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including reasonable costs of investigation and counsel fees and disbursements, which may be imposed upon the Escrow Agent or incurred by the Escrow Agent in connection with its acceptance of appointment as the escrow agent hereunder, or the performance of its duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof.

     2.7.3 Disputes. In the event of a dispute between the parties hereto sufficient in the discretion of the Escrow Agent to justify its doing so, the Escrow Agent shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in its hand under this Agreement, together with such legal pleadings as it deems appropriate, and thereupon be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in such court as the Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive the Escrow Agent of its compensation earned prior to such filing.

     2.7.4 Fees. The Escrow Agent's fees hereunder shall be $1,000 per annum, the first installment of which has been paid to the Escrow Agent by JMED contemporaneously with the


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

execution of this Agreement. Subsequent annual installments shall be paid by JMED upon receipt of invoices therefor from the Escrow Agent.

                         ARTICLE THREE - MISCELLANEOUS

     3.1 Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon JMED, the Principal Holders and the Escrow Agent and their respective heirs, personal representatives, successors and assigns.

     3.2 Interests of Principal Holders; Non-Assignability.

     Neither the Escrow Agent nor JMED shall be required to give effect to any attempted sale or transfer of an interest in the Escrow Fund, other than a transfer by operation of law to the estate or personal representative of a Principal Holder.

     3.3 Construction. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Missouri. No provision of this Agreement or any related document shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such party's having or being deemed to have structured or drafted such provision.

     3.4 Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     3.5 Notices. All notices or other communications required or permitted to be given hereunder shall be deemed validly given if in writing and sent (i) by certified United States Mail, postage prepaid, return receipt requested, (ii) by prepaid independent overnight courier or delivery service, or (iii) by confirmed tele-facsimile communication with receipt acknowledged from the receiving machine, and addressed as follows:

     If to the Principal Holders, as follows:

          Dale E. Eads
          259 Norwick Forest Drive
          Alabaster, AL 35007

             facsimile:(205) 669-6877

          Perry N. Cole
          3508 Altabrook Drive
          Birmingham, AL 35243

             facsimile:






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

    With a copy to:

          Sirote & Permutt
          2222 Arlington Avenue South
          P.O. Box 55727
          Birmingham, Alabama 35255-5727
          Attn: John H. Cooper, Esq.

             facsimile: 205-930-5301

    If to JMED, as follows:

          Jones Medical Industries, Inc.
          1945 Craig Road
          St. Louis, Missouri 63146
          Attn:  President

             facsimile:  314-469-5749

    With a copy to:

          Greensfelder, Hemker & Gale, P.C.
          2000 Equitable Building
          10 South Broadway
          St. Louis, Missouri  63102
          Attn:  Edward A. Chod, Esq.

             facsimile:314-241-8624

    If to the Escrow Agent, addressed to:

          Mark Twain Bank
          P.O. Box 14259-A
          St. Louis, Missouri 63178
          Attn: _____________________

or in any case to such other address or addresses as hereafter shall be furnished by any party hereto to the other party.

     3.6 Registration and Sale of Jones Stock. The shares of the Jones Stock deposited as, and initially constituting, the Escrow Fund are subject to registration rights granted by JMED in Article II of the Reorganization Agreement. In the event that such shares shall be registered for offering and sale under the Securities Act of 1933 at the request of the Principal Holders in accordance with such rights, such shares may be sold by the Escrow Agent in the discretion and as directed by a Principal

Holder with respect to his pro rata share of said Jones Stock. Any such sale shall be allocated to such selling Principal Holder. In the event of any such sale, the proceeds shall be invested in U.S. Government securities or such other investments to which JMED shall consent.

     3.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     3.8 Modification. This Agreement may be modified only by a written instrument signed by JMED, the Principal Holders and the Escrow Agent.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                             JONES MEDICAL INDUSTRIES, INC.


                                             By ____________________________
                                             Name:  Dennis M. Jones
                                             Title: President


                                             MARK TWAIN BANK


                                             By ____________________________
                                             Name:  ________________________
The Principal Holders:                       Title: ________________________




______________________________
Dale E. Eads


______________________________
Perry N. Cole





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